OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-65525

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rabo Securities USA, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

245 Park Avenue, 36th Floor
(No. and Street)

New York	NY	10167
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andrea Martens	(212) 916-3706	andrea.martens@rabobank.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

214 N. Tryon St., Suite 4200	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nader Pasdar, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rabo Securities USA, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Nader Pasdar

Title:
Chief Executive Officer

SHIRLEY CHAN
Notary Public - State of New York
NO. 01CH6336879
Qualified in New York County
My Commission Expires Feb 8, 2028

Notary Public 7/26/2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

S T A T E M E N T O F F I N A N C I A L C O N D I T I O N

Rabo Securities USA, Inc.
December 31, 2024
With Report of Independent Registered Public Accounting
Firm

Rabo Securities USA, Inc.
Statement of Financial Condition
December 31, 2024

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Rabo Securities USA, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Rabo Securities USA, Inc. (the "Company") as of December 31, 2024 including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2025

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers LLP, 214 N. Tryon Street, Suite 4200, Charlotte, NC 28202
T: (704) 344 7500, F: (704) 344 4100, www.pwc.com/us

<p style="text-align:center">Rabo Securities USA, Inc.</p>

<p style="text-align:center">Statement of Financial Condition</p>

<p style="text-align:center">December 31, 2024</p>

<p style="text-align:center">*(In Thousands, Except Share Amounts)*</p>

Assets

Cash and cash equivalents	$ 69,803
U.S. Government securities	174,095
Receivable from clearing organization	15,000
Receivable from underwriters, net	1,163
Receivable from customers	239
Receivable from broker-dealer	220
Other assets	199
Total assets	$ 260,719

Liabilities and stockholder's equity

Liabilities:

Payable to affiliates, net	$ 22,967
Accounts payable and accrued expenses	623
Total liabilities	23,590

Contingencies

Stockholder's equity:

Common stock (1,000 shares authorized, issued and outstanding, $0.01 par value)	-
Additional paid-in capital	32,000
Retained earnings	205,129
Total stockholder's equity	237,129
Total liabilities and stockholder's equity	$ 260,719

The accompanying notes are an integral part of the Statement of Financial Condition.

Rabo Securities USA, Inc.

Notes to Statement of Financial Condition

December 31, 2024

(In Thousands)

1. Organization

Rabo Securities USA, Inc. (the "Company" or "RSI") was incorporated in Delaware in 1999 and commenced broker-dealer operations in March 2003. The Company is a wholly-owned subsidiary of Utrecht-America Holdings, Inc. (the "Parent") which is an indirect wholly-owned subsidiary of Coöperatieve Rabobank U.A. ("CRUA").

The Company is an institutional brokerage and investment banking firm that engages primarily in the business of underwriting and private placement services, mergers and acquisitions transaction advisory services, fixed income sales and trading, and effecting transactions in foreign fixed income securities on behalf of an affiliate. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). RSI is a registered clearing member of the Chicago Mercantile Exchange ("CME") for the singular purpose of clearing Interest Rate Swap ("IRS") transactions on behalf of CRUA.

The Company participates in the underwriting and private placement of U.S. debt and equity securities. RSI may participate in underwriting transactions on a best efforts or firm commitment basis as an initial purchaser or principal.

The Company also participates in the private placement of asset-backed commercial paper for a CRUA administered commercial paper program. These transactions are executed with U.S. major institutional clients and broker-dealers and the activity is cleared via Pershing LLC (the "Clearing Broker") on a fully-disclosed basis. As an introducing broker, the Company does not carry securities accounts or perform custodial functions.

The Company acts as an agent for fixed income securities transactions, which are executed by CRUA for U.S. major institutional investors and broker-dealers. Foreign fixed income securities transactions settle on a delivery/receipt versus payment basis through the CRUA global custody network. U.S. fixed income securities settle on a fully-disclosed basis through the Clearing Broker.

RSI acts as a buying agent to execute equity share buybacks for clients looking to re-purchase outstanding company shares.

2. Summary of Significant Accounting Policies

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates utilized in preparing the Company's financial statements are reasonable and prudent. Significant estimates include the valuation of financial instruments and the calculation of

underwriting expenses. Although these and other estimates and assumptions are based on the best available information, actual results could be different from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts on deposit with financial institutions and short-term, highly liquid investments with a maturity of less than three months when purchased. Cash and cash equivalents primarily comprise money market funds placed with one financial institution. Amounts on deposit with financial institutions typically exceed federal insurance limits. The carrying amounts reported in the Statement of Financial Condition approximate fair value because of the immediate or short-term maturity of these financial instruments.

U.S. Government Securities

As of December 31, 2024, U.S. Government Securities represent U.S. Treasury Bills, which were purchased with an original maturity of three months or more. Securities owned are recorded at fair value in the Statement of Financial Condition.

Receivables from Clearing Organization, Underwriters, net, Customers and Broker-Dealer

Receivable from clearing organization represents cash held at the CME. Receivable from underwriters, net represent underwriting fees receivable net of estimated charges and fees. Receivable from customers include amounts due from customers primarily for advisory transactions, and the foreign fixed income securities transactions executed pursuant to SEC Rule 15a-6. Receivable from broker-dealer mainly represents amounts due from the Clearing Broker. The Company records these receivables when relevant revenue recognition criteria is achieved, and payment is conditioned on the passage of time.

Fail-to-Deliver

In the normal course of business, the Company effects transactions on behalf of customers on a delivery versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. There were no fail-to-deliver transactions as of December 31, 2024.

Payable to Affiliates, Net

Payable to affiliates primarily represents the amount due CRUA associated with the balance maintained by RSI at the CME, amounts owed to the New York Branch of CRUA ("CRUA New York Branch") for costs incurred under a service level agreement and amounts due to Parent for income taxes.

Receivable from affiliates primarily represents amounts owed to RSI for the brokerage activities conducted on behalf of CRUA. Amounts receivable from and payable to the same affiliate are presented net in the Statement of Financial Condition.

Fail-to-Receive

In the normal course of business, the Company chaperones security transactions pursuant to SEC Rule 15a-6 on behalf of customers on a receipt versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. There were no fail-to-receive transactions as of December 31, 2024.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes*, ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

Allowance for Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. The Company currently uses the specific identification method for establishing an allowance for credit losses and write-offs of its trade accounts receivable when it is determined a specific receivable is deemed uncollectible. As of December 31, 2024, there was no allowance for credit losses related to the Company's financial assets.

Recently Adopted Accounting Standards

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting: Improvements to Reportable Segment Disclosures*, which amends segment disclosures by requiring disclosures of an amount for segment items by reportable segment, a description of its composition and the title and position of the Chief Operating Decision Maker. In addition, a public entity that has a single reportable segment must provide all the disclosures required by this ASU and all existing segment disclosures in Topic 280. The Company adopted the disclosures requirement in ASU 2023-07. Refer to Footnote 12.

Recently Announced Accounting Standards

In December 2023, the FASB issued ASU 2023-09, *Income Taxes – Improvements to Income Tax Disclosures*, which amends the income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 will be effective for the Company for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact to the financial statements.

3. Receivables from Clearing Organization, Underwriters, net, Customers, and Broker-Dealer

Receivable from clearing organization represents the balance held at the CME to satisfy the Company's membership requirements. As of December 31, 2024, the amount on deposit with the CME was comprised of a $15,000 guarantee fund. As described below, the balance held at the CME is in support of CRUA IRS activities and the recovery of this amount would be impacted by CRUA's inability to fulfill its obligations or if the CME were to draw the funds in support of an unrelated CME member unable to fulfill its obligations. The Company has not received any notice of default from the CME, and as such, no provision is recorded in the accompanying Statement of Financial Condition as of December 31, 2024.

As a member of CME, RSI clears IRS trades on behalf of CRUA. Periodically CRUA may deposit additional securities with the CME in the RSI member account in support of its IRS activities cleared therein. The title and ownership of these additional securities deposited directly by CRUA does not reside with RSI and these securities are not reflected in the Statement of Financial Condition.

Receivable from underwriters, net, receivable from customers and receivable from broker-dealer are all unsecured and are due in accordance with the payment terms in the underlying contracts. These receivables are generally short term (less than 180 days) and paid at transaction closing or shortly thereafter. The Company continually reviews the credit quality of each receivable on a specific identification basis. There was no allowance for credit loss related to these receivables as of December 31, 2024.

4. Concentration of Credit Risk

As of December 31, 2024, the Company's cash and cash equivalents consisted of $185 held in a cash account and $69,618 held in money market funds and were placed on deposit with primarily one financial institution with an investment grade rating. The Company has evaluated the credit worthiness of the financial institution and determined the risk of material financial loss due to exposure from credit risk to be minimal. The Company's securities owned are comprised of U.S. Treasury bills.

5. Off-Balance Sheet Risk and Transactions with Customers

In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer nonperformance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses

that the clearing brokers may incur from clients introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the transactions are collateralized by the underlying customer securities, thereby reducing the associated market risk through settlement date. There were no amounts to be indemnified to clearing brokers for customer accounts as of December 31, 2024.

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent and various combined state and local income tax returns filed by the Parent, CRUA, or De Lage Landen Group ("DLL") which are indirect CRUA subsidiaries.

The tax sharing agreement between the Parent and its subsidiaries is consistent with the Company's method of presenting its federal income tax provision. Similarly, the tax sharing agreement with the Parent, CRUA and DLL allows for the Company's method of presenting its state and local taxes. Under the tax sharing arrangements, federal, state and local income taxes are paid by the Parent on the Company's behalf, irrespective of filing group and therefore, income taxes payable represents an inter-company payable to the Parent. As of December 31, 2024, the Company owed the Parent $1,698 as part of the tax sharing agreement, which is reported in Payable to affiliates, net in the accompanying Statement of Financial Condition.

The effective tax rate is 23.77% on December 31, 2024. The difference between the Company's effective tax rate and the statutory U.S. federal tax rate of 21.00% is primarily due to state and local taxes net of federal income tax benefit.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax asset to the amount expected to be realized. As of December 31, 2024, the Company's deferred tax balances were insignificant.

As of December 31, 2024, the federal statute of limitations remains open for the tax year 2020 and forward. The state and local statute of limitations for most jurisdictions remains open for year 2020 and forward. The following jurisdictions and periods are currently under audit: Illinois (2019), and Wisconsin (2019-2022).

Rabo Securities USA, Inc.

Notes to Statement of Financial Condition

December 31, 2024

(In Thousands)

As of December 31, 2024, the Company accrued $399 related to uncertain tax positions, which includes interest and penalties as defined within ASC 740. The Company does not believe that it is reasonably possible that any other significant unrecognized benefits will accrue within the next 12 months.

7. Benefits

The Company's eligible employees may participate in various benefit plans sponsored by an affiliate including a 401(k) plan. The 401(k) plan allows employee contributions and employer matching and discretionary contributions subject to Internal Revenue Service limits.

8. Net Capital and Other Regulatory Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1 (the "Rule"). The Company has elected to use the alternative method, as permitted by the Rule, which requires the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions, as defined. FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) for all foreign transactions cleared on a delivery versus payment/receipt versus payment basis, (k)(2)(ii) for all domestic transactions cleared through another broker-dealer on a fully-disclosed basis, and is relying on Footnote 74 of SEC Release No. 34-70073 for the firm's merger and acquisition advisory, private placement advisory and underwriting businesses.

At December 31, 2024, the Company had net capital of approximately $233,916, which exceeded its minimum requirement by $233,666.

9. Financial Instruments

In accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), fair value is defined as the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value including a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions the market participants

would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

Fair Value Hierarchy

The three-levels of the fair value of hierarchy are described below:

Level 1: Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Valuation is based on observable market-based inputs, other than quoted prices in active markets for identical assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data or substantially the full term of the assets or liabilities;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

The following is a summary of the financial assets measured at fair value on a recurring basis as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Assets				
Cash and cash equivalents	$ 69,803	$ -	$ -	$ 69,803
U.S. Government securities	-	174,095	-	174,095
Total	$ 69,803	$ 174,095	$ -	$ 243,898

The fair value of cash equivalents which are comprised of money market funds is based on quoted prices in active markets. The U.S. Government securities represent off-the-run U.S. Treasury Bills also based on quoted prices in active markets. There are no financial assets or liabilities recorded at fair value on a nonrecurring basis.

10. Related Party Transactions

The Company receives services pursuant to the service level agreement with CRUA New York Branch, dated March 1, 2024 which superseded the prior agreement. The Company is charged a percentage of compensation, occupancy, administrative costs and other costs allocated from CRUA New York Branch based on the portion attributable to the Company. The agreement to reflect the Company's cost allocation is updated annually.

Payments related to the service level agreement are settled quarterly. As of December 31, 2024, amounts due to CRUA New York Branch relating to the service level agreement and other expenses paid on behalf of the Company are $6,611 and are included in Payable to affiliates, net in the Statement of Financial Condition.

In connection with the U.S. fixed income securities business, commission receivable from CRUA for such transactions were $311 at December 31, 2024 and are included in Payables to affiliates, net in the Statement of Financial Condition.

As a member of the CME, the Company clears IRS trades on behalf of CRUA. Support services performed by the Company under a service level agreement are immaterial. At December 31, 2024, the $15,000 on deposit with the CME was due to CRUA and is included in Payable to affiliates, net, in the Statement of Financial Condition.

The Company acts as a placement agent of commercial paper issued by CRUA New York Branch.

Certain advisory services are performed jointly with various affiliates and a portion of the fees may be paid to or received from affiliates. As of December 31, 2024, there was $99 receivable from CRUA for these jointly performed activities which are included in Payable to affiliates, net in the Statement of Financial Condition.

RSI is provided with an uncommitted $500,000 revolving financing facility (the "Facility") by CRUA. The Facility is available to provide liquidity to support the Company's funding needs for business activities. Should the Facility be drawn upon, interest would accrue at the current funds transfer price rate set by CRUA at the time of the drawdown. The Facility remains in effect until either party provides written notice of termination, provided the termination does not affect the Company's obligations. As of December 31, 2024 and during the year then ended, there were no outstanding borrowings under the Facility.

RSI is provided with a $100,000 committed Revolving Note and Cash Subordinated Agreement (the "Subordinated Revolver") by CRUA which may be extended bi-annually. The most recent extension was effective July 13, 2024 and allows for a 2 year draw period until July 13, 2026. Amounts drawn under this facility mature no later than July 13, 2027. The interest rate on the Subordinated Revolver is SOFR + 146bps effective July 13, 2024. At December 31, 2024 there was $66 in commitment fees payable to CRUA which are included in Payable to affiliates, net in the Statement of Financial Condition. The Company did not draw on the Subordinated Revolver during the year ended December 31, 2024.

The Subordinated Revolver was approved by FINRA and borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. Borrowings required for the Company's continued compliance with the minimum net capital requirements may be repaid upon satisfaction of the minimum net capital requirements without giving effect to the subordinated borrowing.

11. Contingencies

The Company establishes reserves for litigation related matters that may arise from the ordinary course of our business activities when it is probable that a loss associated with a claim or proceeding has been incurred and the amount of the loss can be reasonably estimated. Litigation claims and proceedings of all types are subject to many uncertain factors that generally cannot be predicted with assurance.

12. Segment Operating Results

The Company is organized based on one segment: Brokerage and Investment Banking. The accounting policies of the Brokerage and Investment Banking segment are the same as those described in the Summary of Significant Accounting Policies.

The Company's Chief Operating Decision Maker is the senior executive team that includes: 1) Head of Markets, NA, and Chief Executive Office of RSI; 2) Head, Wholesale Banking, NA, and Chairman of RSI, and 3) Head of Corporate Finance, NA, ("CODM"). The CODM assesses performance for the Brokerage and Investment Banking segment and decides how to allocate resources. Additionally, the CODM uses excess net capital to make operational decisions while maintaining capital adequacy. The measure of segment assets is reported on the Statement of Financial Condition as total assets. The Company's segment information is prepared using the following methodology: Segment assets and net capital are based on those directly associated with the segment.

13. Subsequent Events

The Company has evaluated subsequent events through February 26, 2025, the date the Statement of Financial Condition was available to be issued. No subsequent events were identified that would require disclosure in or adjustment to the Statement of Financial Condition.